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                                                                    EXHIBIT 99.1


            POSITIVE FEASIBILITY STUDY COMPLETED ON BOLIVIAN PROJECT

DENVER, COLORADO, JULY 22, 1997 - Vista Gold Corp. is pleased to announce the completion of a final feasibility study for the Amayapampa Project in Bolivia. The major consultants assisting Vista Gold in the preparation of the report were: Mine Reserves Associates, Inc., Denver, Colorado; H.A. Simons Ltd., Vancouver, British Columbia; TerraMatrix, Steamboat Springs, Colorado; and Mineral Resource Development, Inc., Denver, Colorado.

The study concludes that an open pit mine with initial production of 73,000 ounces of gold per year at an estimated cash cost of US$122 per ounce can be successfully developed at Amayapampa. The Company believes that gold prices in the range of $340 to $350 per ounce, with some production sold forward, would be sufficient for the project's cash flow to support project financing and development could begin. The principal project parameters are:

# PROVEN AND PROBABLE GOLD RESERVES - estimated at 9.6 million tonnes (10.6 million tons) at 1.74 grams/tonne (0.051 oz/ton) containing 537,000 ounces of gold, at a waste to ore ratio of 2.7:1, including allowances for dilution and ore previously mined.
# GOLD PRODUCTION - projected to average 73,000 ounces/year in the first two years and average 52,000 ounces/year for the following six years.
# CASH COST - estimated to average US$122 per oz for the first two years and average US$184 for the following six years.

Vista has recently selected Banque Paribas to arrange and underwrite a limited recourse project financing. The essential terms of the financing have been negotiated and, subject to due diligence, agreed upon. Paribas has undertaken to complete its due diligence by September 15, 1997.

The mine will be open pit and the processing plant will have a nominal capacity of 3,300 tonnes/day (3,600 tons/day) and will use a gravity circuit followed by flotation of the gravity tails with cyanide leaching of the flotation concentrate. The project will cost US$53 million to build with an additional US$14 million required for working capital, value added taxes (VAT) and duties. VAT and duties are recoverable as tax credits during production.

The feasibility study relates only to the Amayapampa mine. The Capa Circa mine, approximately 10 kilometers (6 miles) away, will be developed subsequent to the Amayapampa with a potential production estimated at 18,000 ounces of gold per year, which will be processed in the Amayapampa plant. Preliminary metallurgical testing has already been completed and additional drilling and development is underway to determine the ore reserves. This incremental, higher grade gold production will have a very positive impact on the Amayapampa project economics.



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The Amayapampa deposit is approximately 600 meters (2,000 ft) in strike length,
30 to 70 meters (100 to 230 ft) in width and has an average dip of 80 to 90 degrees. Exploration for additional reserves is planned on extensions of the known deposit and adjacent targets, on trend, in similar geologic settings.

The project will be constructed over a twelve month period following five months of engineering and financing activities. Subject to satisfactory financing and improved gold prices, construction is anticipated to begin in January 1998.

"We have completed a careful and detailed study of the technical and economic feasibility of the Amayapampa project and are pleased with the results," said Mike Richings, President and CEO of Vista Gold Corp. "There is significant upside to this project with additional reserves of 100,000 oz at a US$400 gold price, additional potential production from the Capa Circa mine and the possibility for increased reserves from ore body extensions and identified targets nearby."

Amayapampa will be Vista's second producing mine and will increase the Company's production level to approximately 180,000 ounces in 1999. Vista's Hycroft mine in Nevada is expected to produce 115,000 ounces of gold in 1997. Production at Hycroft for the first six months of 1997 was 60,539 ounces at an average direct cash cost of $240 per ounce.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings range from the Hycroft mine in Nevada to development and exploration projects in North and South America including Ecuador, Bolivia, Venezuela and Peru.

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The statements that are not historical are forward looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20F as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO of Vista Gold Corp. at
(303) 629-2450 or (888) 629-2450.